Exhibit 99.1

Secoo Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

BEIJING, January 11, 2021 (GLOBE NEWSWIRE) -- Secoo Holding Limited (“Secoo” or the “Company”) (NASDAQ: SECO), Asia’s leading online integrated upscale products and services platform, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter, dated January 10, 2021, from Mr. Richard Rixue Li, founder, Chairman of the Board and Chief Executive Officer of the Company, proposing to acquire all of the outstanding class A ordinary shares of the Company, par value US$0.001 per share (the “Class A Shares”), not owned by him or his affiliates for US$3.27 per American depositary share (“ADS,” with every two ADSs representing one Class A Share), or US$6.54 per Class A Share in cash in a going private transaction (the “Proposed Transaction”). The Proposed Transaction, if completed, would result in Secoo becoming a privately-held company, and Secoo’s ADSs would be delisted from the NASDAQ Global Market.

A copy of the proposal letter is attached as Exhibit A to this press release.

The Board has formed a special committee consisting of independent directors Messrs. Jun Wang and Jian Wang to evaluate and consider the Proposed Transaction.

The Board cautions the Company’s shareholders and others considering trading in its securities that the Board just received the non-binding proposal letter and no decisions have been made with respect to the Company’s response to the Proposed Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be entered into or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required by applicable law.

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s leading online integrated upscale products and services platform. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 400,000 SKUs, covering over 3,800 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com.

Exhibit 99.1

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Proposed Transaction, the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. For additional information on these and other important factors that could adversely affect the Company's business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

Secoo Holding Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Secoo Holding Limited undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 10 6588-0135
E-mail:   ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 6508-0677
E-mail:   Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail:   Secoo@tpg-ir.com

Exhibit 99.1

Exhibit A

Proposal Letter

January 10, 2021

Board of Directors (the “Board”)
Secoo Holding Limited (the “Company”)
Secoo Tower, Sanlitun Road A, No. 3 Courtyard Building 2

Chaoyang District, Beijing 100027
People’s Republic of China

Dear Members of the Board of Directors:

I, Richard Rixue Li, founder, Chairman of the Board and Chief Executive Officer of the Company, am pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding Class A ordinary shares (the “Shares”) of the Company that are not already owned by me and my affiliates in a going private transaction (the “Acquisition”).  My affiliates and I beneficially own approximately 18.6% of all the issued and outstanding shares (including Class A ordinary shares and Class B ordinary shares) of the Company, which represent approximately 82.0% of the aggregate voting power of the Company, based on the Company’s latest outstanding number of shares as publicly disclosed.

I believe that my proposed purchase price of US$3.27 per American depositary share (“ADS,” with every two ADSs representing one (1) Share), or US$6.54 per Share, in cash, will provide a very attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 36% to the Company’s closing price on January 8, 2021, and a premium of approximately 23% to the average closing price of the Company during the last 30 as well as the last 90 trading days.

The terms and conditions upon which I am prepared to pursue the Acquisition are set forth below. I am confident that I can consummate the Acquisition as outlined in this letter.

1. Buyer.  I intend to form an acquisition vehicle for the purpose of implementing the Acquisition. In considering my Proposal, you should be aware that I am interested only in acquiring the outstanding Shares of the Company that are not already held by me and my affiliates, and that I do not intend to sell my Shares in the Company to any third party.

2. Purchase Price.  My proposed consideration payable for the Acquisition is US$3.27 per ADS, or US$6.54 per Share, in cash.

3. Funding. I intend to finance the Acquisition with a combination of debt and equity capital. Equity financing is expected to be provided in the form of rollover equity in the Company and cash contributions from me and third party sponsors. I expect definitive commitments for the required financing, subject to terms and conditions set forth therein, to be in place when the Company enters into the Definitive Agreements (as defined below).

Exhibit 99.1

4. Process; Due Diligence.  I believe that the Acquisition will provide superior value to the Company’s shareholders.  I recognize that the Company’s Board will evaluate the Acquisition fairly and independently before it can make its determination to endorse it. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. I would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to customary confidentiality agreement.

5. Definitive Agreements.  I am prepared to negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”) expeditiously.  This Proposal is subject to the execution of the Definitive Agreements.  The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6. Confidentiality.  I am sure you will agree with me that it is in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7. No Binding Commitment.  This letter constitutes only a preliminary indication of my interest, and does not constitute any binding commitment with respect to the Acquisition.  A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, I would like to express my commitment to working together to bring this Acquisition to a successful and timely conclusion.  Should you have any questions regarding this Proposal, please do not hesitate to contact me.

Sincerely,

/s/ Richard Rixue Li
Richard Rixue Li